

April 18, 2013

<u>Via E-mail</u>
Mr. R. David Anderson
Executive Vice President and Chief Financial Officer
CGI Group Inc.
1350 René-Lévesque Boulevard West
15th Floor
Montréal, Québec
Canada H3G 1T4

>   **Re: CGI Group Inc.**
>   **Form 40-F for the year ended September 30, 2012**
>   **Filed December 20, 2012**
>   **File No. 000-29716**

Dear Mr. Anderson:

We have read your supplemental response letter submitted April 4, 2013, and have the following comment. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 40-F for the Year Ended September 30, 2012</u>

<u>4.2. Capital Resources, page 24 of 48</u>

1.   We note your response to comment six of our letter dated March 6, 2013. In future filings to the extent material, please disclose the amount of cash and cash equivalents held by foreign subsidiaries, describe the tax implication upon repatriation and assess how indefinitely reinvested undistributed earnings of your foreign subsidiaries impacts your liquidity.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Isaac Esquivel, Staff Accountant at (202) 551-3395 or me at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant